

Jessica Gebel · 3rd

Founder, Business Owner at Fabalish

New York City Metropolitan Area ·

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Fabalish

Natural Gourmet Institute for Health and Culinary Arts

Experience

Founder, Business Owner
Fabalish
Feb 2018 – Present · 3 yrs 7 mos
New York City

Chefs Assistant
Natural Gourmet Institute for Health and Culinary Arts
2017 – 2019 · 2 yrs
Greater New York City Area

Private Chef
The Naked Bite
2017 – 2018 · 1 yr
Miami/Fort Lauderdale Area

Yoga Instructor

Centre & Spa d'Ayurveda Holistique of Montreal
May 2014 – Jan 2015 · 9 mos
Montreal, Canada Area

Weekly Yoga Teacher

Yoga Instructor

Luna Yoga
Aug 2013 – Jan 2015 · 1 yr 6 mos
Montreal, Canada Area

Weekly Yoga Teacher and Receptionist.
Co-led multiple seminars for local companies in Montreal on the benefits of yoga, meditation, and breathing.

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Education

Natural Gourmet Institute for Health and Culinary Arts

Culinary Degree
2016 – 2017

Natural foods education specializing in plant-forward, vegan, gluten free, and allergen free cooking.

Institute of Ayurveda and Wellbeing of Montreal

Certified as an Ayurvedic Wellness Practitioner in Québec
2013 – 2015

Graduate of Ayurveda Level 1 (400 hours) and Ayurvedic Facial Training (60 hours)

Coursework included: anatomy & physiology, disease process, knowledge of assessment tools, doshas & sub-doshas, gunas, psychology, nutrition & food planning, daily & seasonal routine, knowledge of herbs & spices, knowledge of chakra energy, main nadis, breathing, yoga & mediation, and introduction to therapies

Internship: completed 22 case studies. Consulted with clients, determined their dosha, built a lifestyle and diet plan, as well as prescribed additional therapies where needed.

Yoga - Studies & Certifications

2012 – 2015

Registered Yoga Teacher (RYT) with the Yoga Alliance

Graduate of Yoga Teacher Training (200 hours) from Open Space Yoga of Honolulu, Hawaii

Currently studying under Pandit Rajmani Tigunait via a 4-part master course on the Secrets of the Yoga Sutras

Attended multiple workshops with Sharon Gannon, Rod Stryker, Shiva Rea, Mark Whitwell, Rodney Yee

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